UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 2 July, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 20 June 2024: High Court awards damages to Sasol Against Transnet

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

HIGH COURT AWARDS DAMAGES TO SASOL AGAINST TRANSNET

Transnet SOC Limited (Transnet), through its business unit Transnet Pipelines, transports crude oil for both Sasol Oil (Pty) Ltd (Sasol Oil) and TotalEnergies Marketing (Pty) Ltd (TotalEnergies) from Durban to the Natref crude oil refinery located in Sasolburg. Sasol Oil and TotalEnergies hold 63,64% and 36,36% respectively of the shares in Natref.

In 2017, Sasol Oil followed TotalEnergies in instituting legal action against Transnet for damages arising from Transnet's breach of its obligation to set pipeline tariffs for conveyance of crude oil in terms of an agreement that had been entered into between the parties in 1991. The result of the breach was that Transnet overcharged Sasol Oil for the conveyance of crude oil over a number of years.

The litigation between the parties has been ongoing for years and a number of issues in the matter have been determined by the High Court, Supreme Court of Appeal and Constitutional Court respectively.

The remaining issues in the litigation proceeded to trial in the High Court of South Africa from 15 April to 3 May 2024. On 18 June 2024, judgement was handed down by the High Court in Sasol Oil and TotalEnergies' favour. Damages in the amount of R3 889 475 802 plus interest amounting to approximately R2,3 billion were awarded to Sasol Oil.

20 June 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 July 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary